

## Joseph Kenney · 3rd

Director of Digital Strategy at 316 Strategy Group

Omaha, Nebraska, United States · **Contact info**

500+ connections

 316 Strategy Group

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## Experience

**Director of Digital Strategy**

316 Strategy Group

Jan 2016 – Present · 6 yrs

Greater Omaha Area

Dedicated to managing startups, brands, non-profits and ministries across all digital platforms. Drawing from years of experience in technology, media and business, I strategize with clients to help them effectively navigate the digital space and exponentially increase their reach and influence in the Omaha market, and throughout the United States and Canada.